Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-155535
Dated September 8, 2010

J.P.Morgan

S&P 500 Dividend Aristocrats Risk Control Indices

OVERVIEW

The S&P 500 Dividend Aristocrats Risk Control Excess Return Indices (the "Aristocrats Risk Control Indices") provide exposure to the U.S. equity market via the "blue chip" names in the S&P 500 Dividend Aristocrats Total Return Index (the "Aristocrats Index") with a volatility control mechanism which targets a specific volatility for each Aristocrats Risk Control Index by varying the exposure of the Aristocrats Risk Control Index to the Aristocrats Index. The exposure is adjusted on a daily basis and ranges from 0% to 150%. The volatility control mechanism seeks to create a more stable level of volatility for the Aristocrats Risk Control Indices. The Aristocrats Risk Control Indices are excess return indices[1]. The 8% and 10% target volatility versions are published to Bloomberg under the tickers, SPXD8UE and SPXD10UE, respectively.

What is the S&P 500 Dividend Aristocrats Index?

- The Aristocrats Index, sponsored by Standard & Poor's ("S&P"), aims to measure the performance of companies within the S&P 500 Index that have **followed a policy of increasing dividends every year for at least 25 consecutive years**[2].
- The index constituents are selected annually with a minimum of 40 stocks. The index constituents are rebalanced to equal weights on a quarterly basis.
- The Index is often **viewed as a measure of the performance of "blue chip" companies** because the dividend payment track record required as an index criteria can be viewed as an indication of corporate maturity and strength.
- Because the index criteria are based on a track record of increasing dividends[2] rather than on high dividend yields, the index is not expected to have a high concentration in typical high dividend yield sectors such as financials and utilities.
- Since December 1998, the hypothetical historical performance of the Aristocrats Index shows a total return of 5.25% p.a. versus 0.41% p.a. for the S&P 500 Index, with less volatility. Past hypothetical or historical performance is not indicative of future results.

Why are dividends important?

- Since 1980, the percentage of personal income represented by dividends has been gradually increasing[3]. In our view, as the number of income-seeking retirees continues to increase, the demand for dividend-paying stocks could increase as well.
- Stable and increasing dividends are sometimes used by a company's management as a signal of confidence in a firm's prospects.

S&P 500 Dividend Aristocrats Index: Sector Allocation



Health Care 11.63%
Telecomm. Services 2.33%
Consumer Staples 23.26%
Industrials 16.28%
Materials 9.30%
Financials 6.98%
Utilities 6.98%
Information Technology 2.33%
Consumer Discretionary 18.60%
Energy 2.33%

Source: Standard & Poors. As of the most recent rebalance in December 2009 . Past or current sector allocations are not indicative of the actual allocations that would result during the term of any investment.

Hypothetical, historical performance: Aristocrats Index vs. S&P 500 Index: Dec 1998 to August 2010



200.00
150.00
100.00
50.00
0.00
S&P 500 Dividend Aristocrats Index (Total Return)
S&P 500 Index (Total Return)
Dec-98
Dec-99
Dec-00
Dec-01
Dec-02
Dec-03
Dec-04
Dec-05
Dec-06
Dec-07
Dec-08
Dec-09

Sources: Bloomberg, J.P. Morgan. There is no guarantee that the Aristocrats Index will outperform the S&P 500 index during the term of any investment.

Hypothetical, historical total returns and volatilities: Aristocrats Index vs. S&P 500 Index

		S&P 500 Dividend Aristocrats Index (TR)	S&P 500 Index (TR)
Returns	3 month	0.25%	-3.17%
	12 month	12.55%	4.91%
	3 Year (Annualized)	-1.10%	-8.66%
	Since Dec'98 (Annualized)	5.25%	0.41%
Volatility		19.66%	21.78%

Sources: Bloomberg, J.P. Morgan. As of August 31, 2010. Returns are determined as compounded returns over the period and annualized where indicated. Volatility is based on daily returns and annualized. Past performance is not indicative of future results. There is no guarantee that the Aristocrats Index will outperform the S&P 500 Index during the term of any investment.

1. The Aristocrats Risk Control Indices reflect the deduction of borrowing costs based on a rolling 3-Month Libor synthetic bond which is valued using 2-Month and 3-Month USD Libor rates. For further details please review the applicable product supplement and term sheet or pricing supplement.

2.The Aristocrats Index is constructed to have at least 40 names. If there are less than 40 names in the S&P 500 index that have followed a policy of increasing dividends every year for at least 25 years, S&P relaxes this criterion in order to reach 40 names. As of August 31, 2010, there were 42 names in the Index. For further details on the construction of Aristocrats Index please review the applicable product supplement and term sheet or pricing supplement.

3.Sources: Bureau of Economic Analysis, J.P. Morgan

September 8, 2010

Hypothetical historical performance: Aristocrats Risk Control Excess Return Indices vs. S&P 500 Index



S&P 500 Dividend Aristocrats RC 10% Index (Excess Return)
S&P 500 Dividend Aristocrats RC 8% Index (Excess Return)
S&P 500 Index (Price Return)
140.00
130.00
120.00
110.00
100.00
90.00
80.00
70.00
60.00
50.00
Dec-98
Dec-99
Dec-00
Dec-01
Dec-02
Dec-03
Dec-04
Dec-05
Dec-06
Dec-07
Dec-08
Dec-09

Sources: Bloomberg, JPMorgan. As of August 31, 2010. Hypothetical or historical **performance is not indicative of future results.** There is no guarantee that any Aristocrats Risk Control Index will outperform the S&P 500 Index during the term of any investment.

Hypothetical historical returns and volatilities: Aristocrats Risk Control Indices (ER) vs S&P 500 Index

	S&P 500 Dividend Aristocrats Risk Control Index (ER)		S&P 500 Index
	8% volatility	10% volatility	
Annualized Returns	1.50%	1.78%	-1.35%
Volatility	7.95%	9.94%	21.79%

Sources: Bloomberg, JPMorgan. As of August 31, 2010. Annualized returns are determined as compounded returns over the period for each index. Volatility is based on daily returns and annualized. **Hypothetical or historical performance is not indicative of future results.** There is no guarantee that any Aristocrats Risk Control Index will outperform the S&P 500 Index during the term of any investment.

Hypothetical illustration of exposure and volatilities for the Aristocrats Risk Control Indices



Exposure for S&P 500 Dividend Aristocrats Risk Control 10% Index (ER)
Exposure for S&P 500 Dividend Aristocrats Risk Control 8% Index (ER)
Volatility of the S&P 500 Dividend Aristocrats Index (TR)
Exposure
Volatility
200%
150%
100%
50%
0%
100%
80%
60%
40%
20%
0%
Jan-99
Jan-00
Jan-01
Jan-02
Jan-03
Jan-04
Jan-05
Jan-06
Jan-07
Jan-08
Jan-09
Jan-10

Source: JPMorgan. As of August 31, 2010. Exposure levels range between 0 and 150%. Volatility is based on historical daily returns and is calculated in a manner consistent with S&P's Risk Control methodology. The back-tested, hypothetical, historical results for volatility and exposure shown above have inherent limitations. These results were achieved by means of a retroactive application of a back-tested model designed with the benefit of hindsight. Alternative modeling techniques or assumptions might produce significantly different results.

Select Risk Factors

The Aristocrats Risk Control Indices have a limited history and may perform in unexpected ways.

The Aristocrats Risk Control Indices may not outperform the Aristocrats Index or the S&P 500 Index, and may not achieve their target volatilities.

The Aristocrats Risk Control Indices are excess return indices, and are subject to 3-Month USD Libor rolling borrowing costs, calculated by reference to 3-Month and 2-Month USD Libor rates.

The volatility control mechanism can result in under exposure to the Aristocrats Index.

Our affiliate, J.P. Morgan Securities LLC helped develop the guidelines and policies governing the Aristocrats Risk Control Indices.

The risks identified under the section "Select Risk Factors" are not exhaustive. You should also review carefully the related Risk Factors section in the relevant product supplement and the "Selected Risk Considerations" in the relevant term sheet or pricing supplement.

DISCLAIMER

JPMorgan Chase & Co. ("J.P. Morgan") has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the "SEC") for any offerings to which these materials relate. Before you invest in any offering of securities by J.P. Morgan, you should read the prospectus in that registration statement, the prospectus supplement, as well as the particular product supplement, the relevant term sheet or pricing supplement, and any other documents that J.P. Morgan will file with the SEC relating to such offering for more complete information about J.P. Morgan and the offering of any securities. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, J.P. Morgan, any agent, or any dealer participating in the particular offering will arrange to send you the prospectus and the prospectus supplement, as well as any product supplement and term sheet or pricing supplement, if you so request by calling toll-free (866) 535-9248.

Free Writing Prospectus filed pursuant to Rule 433; Registration Statement No. 333-155535

September 8, 2010